Exhibit 4(b)(1)

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Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5420, Cincinnati, Ohio 45201-5420]

INHERITED CONTRACT ENDORSEMENT

The annuity contract is changed as set out below for use as an inherited contract.

Inherited Contract

This annuity contract is intended to be an inherited annuity contract. It is established for the purpose of receiving funds from a deferred annuity contract that was owned by an individual who is now deceased (the “Decedent”). The Decedent is identified with the name of the Owner of this annuity contract.

Decedent Information

We may require you to provide Due Proof of Death for the Decedent. We may require you to provide such other information about the Decedent and the prior annuity contract as needed to administer this annuity contract.

Purchase Payments Limited

Any purchase payment for this annuity contract must be received as part of a tax-free exchange under IRC Section 1035. It must be funds from an annuity contract that was owned by the Decedent. It must be funds for which the Owner is the designated beneficiary under the terms of that contract. The Decedent must have died before the annuity starting date of that contract. The annuity starting date is the first day of the first period for which an annuity payment would have been made under that contract.

No other purchase payments may be made to this contract.

Required Distributions

The entire interest in this annuity contract will be paid at least as rapidly as required by IRC Section 72(s) and the related regulations either:

1)

over your life or over a period certain not exceeding your life expectancy, with payments at least annually starting within one (1) year of the Decedent’s date of death or such later date as may be permitted by such regulations; or

2)	in full within five (5) years of the Decedent’s date of death.

This is part of your annuity contract. It is not a separate contract. It changes the annuity contract only as and to the extent stated. In all cases of conflict with the other terms of the annuity contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the date of issue.

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[MARK F. MUETHING]	[JOHN P. GRUBER]
[PRESIDENT]	[SECRETARY]

E1091612NW	-1-	(Rev. 10/22)